EXHIBIT 99.1

Evotec announces change in Management Board

•	Dr Craig Johnstone steps down as Chief Operating Officer effective 31 December 2024

•	Distribution of responsibilities internally

Hamburg, Germany, 29 November 2024:

Evotec SE (Frankfurt Stock Exchange: EVT, SDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that its Chief Operating Officer, Dr Craig Johnstone, will step down and leave the Company effective 31 December 2024. Dr Johnstone joined Evotec in May 2012 as SVP Drug Discovery and Innovation Efficiency and in April 2015 was named President and Site Head, Evotec (France) SAS. Dr. Johnstone was appointed Global Head, Integrated Drug Discovery in January 2017 and became Chief Operating Officer and a member of the Management Board of Evotec on 01 January 2019.

Prof. Dr Iris Löw-Friedrich, Chairwoman of the Supervisory Board of Evotec, said: “In his 12-year tenure, Craig has been instrumental in shaping Evotec and Global Operations in particular. On behalf of Evotec’s Supervisory Board, I would like to express our sincere gratitude to Craig for his commitment to the Company over the past decade. We wish Craig success in his future endeavours.”

Dr Craig Johnstone, Chief Operating Officer of Evotec SE commented: “Thank you to all my talented colleagues across Evotec. Your passion for science and your commitment to excellence are humbling. I wish Evotec long-term success.”

Dr Christian Wojczewski, Chief Executive Officer of Evotec, added: “On behalf of the Management Board, I would like to thank Craig for his leadership, passion and dedication to Evotec for the past 12 years. We wish him all the very best for this next chapter.”

The responsibilities of the COO function will be distributed internally across the Global Operations Leadership Team until a new organizational structure is designed and announced in line with the Strategic Review.

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About Evotec SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company’s sites in Europe and the USA offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to

www.evotec.comand follow us on X/Twitter @Evotecand LinkedIn.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

Volker.Braun@evotec.com

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